Exhibit 12.1

AMBASSADORS INTERNATIONAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

(Unaudited)

	Year Ended December 31,						Three Months Ended March 31, 2007
	2002		2003	2004	2005	2006
Income (loss) from continuing operations before income tax	$2,877		$(64)	$(1,567)	$4,253	$5,970	$(14,251)
Add interest expense	—		—	—	5	3,500	1,005

Earnings (loss)	$2,877		$(64)	$(1,567)	$4,258	$9,470	$(13,246)

Interest expense	$—		$—	$—	$5	$3,500	$1,005

Total fixed charges	$—		$—	$—	$5	$3,500	$1,005

Ratio of earnings to fixed charges	n/a	(1)	n/a (1)	n/a (1)	851.6	2.7	n/a (2)

(1)	There was no interest expense incurred during the years ended December, 2002, 2003 and 2004.

(2)	In the three month period ended March 31, 2007, earnings were not sufficient to cover fixed charges by $14.3 million.